Exhibit 1
For Immediate Release

Pointer Telocation Reports Q1 2011 Financial Results

•	Record revenues of $21M, increase of 26% over Q1 2010
•	Non-GAAP Net Income of $1.1M in Q1 2011
•	Adjusted EBITDA $3M compared to $2.7M in Q1 2010

Rosh HaAyin, Israel May 31st, 2011 Pointer Telocation Ltd. (Nasdaq CM: PNTR, TASE: PNTR) - a leading developer, manufacturer and operator of  Mobile Resource Management (MRM) and roadside assistance services for the automotive industry, announced today its financial results for the first quarter of 2011.

Financial Highlights

Revenues: Pointer's revenues for the first quarter of 2011 increased 26% to $21 million, as compared to $16.7 million in the first quarter of 2010.

International activities for the first quarter of 2011 were 28% of total revenues compared to 21% in the comparable period of 2010.

Revenues from products in the first quarter of 2011 increased 63% to $7.8 million, (37.2% of revenues), as compared to $4.8 million (28.7% of revenues) in the first quarter of 2010.

Pointer’s revenues from services in the first quarter of 2011 increased 11% to $13.2 million (62.8% of revenues), up from $11.9 million (71.3% of revenues), in the comparable period of 2010.

Gross Profit: In the first quarter of 2011, gross profit increased 22% to $7.9 million from $6.4 million in the first quarter of 2010.

Operating Income: In the first quarter of 2011, operating income was $1.5 million, compared to $1.6 million in the first quarter of 2010. The operating expenses included a one-time charge in the amount of $0.5 million attributable to the Company's efforts to expand various services to Israeli insurance companies. Excluding this one-time charge, operating income in the first quarter of 2011 was $2 million.

Net Income: Pointer recorded net income attributable to Pointer’s shareholders for the first quarter of 2011 of $0.4 million or $0.08 diluted net earnings per share, compared to a net income of $ 65 thousand or $0.01 diluted net income per share in the first quarter of 2010. Excluding the one-time charge in operating expenses, net income in the first quarter of 2011 was $0.9 million.

Net loss attributable to a non-controlling interest in affiliates in the first quarter of 2011 was $80 thousand compared to Net income of $0.47 million for the comparable period in 2010.

Adjusted EBITDA: Pointer’s Adjusted EBITDA for the first quarter of 2011 was $3 million, as compared to $2.7 million in the comparable period in 2010.

David Mahlab, Pointer's Chief Executive Officer, commented on the results, "I am pleased with the momentum of the company in respect of both service and equipment delivery. We had a record quarter in revenues and our profits are continuing to grow. I believe this momentum can be maintained. International revenues are increasing and we intend to maintain our investments in international sales and marketing efforts in order to facilitate the Company’s on-going expansion. Being part of the rapidly changing world of telematics,  I expect the market to continue to grow and as a result we will continue to introduce innovative products and services, which I believe will yield further growth opportunities and further improve our revenue and profitability in the coming quarters."

Conference Call Information:

Pointer Telocation's management will host today, Tuesday, May 31st, 2011 a conference call with the investment community to review and discuss the financial results, and will also be available to answer questions.

The conference call will commence at 9:30 AM EST, 4:30 PM Israel time.

To participate in the call, please dial in to one of the teleconferencing numbers below. Please begin placing your call at least 5 minutes before the time set for the commencement of the conference call.

From USA 1-888-668-9141; From Israel: 03-918-0609

A replay will be available from June 1st, 2011 on the Company’s website: www.pointer.com .

Reconciliation between results on a GAAP and Non-GAAP basis:

Reconciliation between results on a GAAP and Non-GAAP basis is provided in a table immediately following the Condensed Interim Consolidated Statements of Cash Flows.

Pointer uses Adjusted EBITDA and non-GAAP net income as a non-GAAP financial performance measurement.

We calculate Adjusted EBITDA by adding back to net income, financial expenses, taxes, depreciation, a non-recurring expense of $0.5 million attributable to the Company's efforts to expand various services to Israeli insurance companies, and amortization including the effect of a non-cash impairment charge related to the fair market value of Cellocator.

We calculate non-GAAP net income by adding back to net income, non-cash equity based compensation and amortization of intangibles related to acquisitions.

The purpose of such adjustments is to give an indication of our performance exclusive of non-GAAP charges that are considered by management to be outside of our core operating results.

Adjusted EBITDA and non-GAAP net income are provided to investors to complement results provided in accordance with GAAP, as management believes the measure helps illustrate underlying operating trends in the Company’s business and uses the measure to establish internal budgets and goals, manage the business and evaluate performance. We believe that these non-GAAP measures help investors to understand our current and future operating cash flow and performance, especially as our three most recent acquisitions have resulted in amortization and non-cash items that have had a material impact on our GAAP profits. Adjusted EBITDA and non GAAP net income should not be considered in isolation or as a substitute for comparable measures calculated and should be read in conjunction with our consolidated financial statements prepared in accordance with GAAP. These non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies.

About Pointer Telocation:
Pointer Telocation is a leading provider of technology and services to the automotive and insurance industries, offering a set of services including Road Side Assistance, Stolen Vehicle Recovery and Fleet Management. Pointer has a growing client list with products installed in over 30 countries. Cellocator, a Pointer Products Division, is a leading MRM (Mobile Resource Management) technology developer and manufacturer.

For more information: www.pointer.com

Forward Looking Statements
This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of the Company. The words “believe,” “expect,” "anticipate," “intend,” "seems," “plan,” "aim," “should” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of the Company with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in the markets in which the Company operates and in general economic and business conditions, loss or gain of key customers and unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this press release. Various risks and uncertainties may affect the Company and its results of operations, as described in reports filed by the Company with the Securities and Exchange Commission from time to time. The Company does not assume any obligation to update these forward-looking statements.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	March 31,	December 31,
	2011	2010
	Unaudited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$1,508	$2,233
Restricted cash	131	133
Trade receivables	17,162	13,914
Other accounts receivable and prepaid expenses	3,830	2,982
Inventories	3,594	3,739

Total current assets	26,225	23,001

LONG-TERM ASSETS:
Long-term accounts receivable	575	832
Severance pay fund	7,881	7,624
Property and equipment, net	11,848	11,255
Investment in affiliate	414	295
Other intangible assets, net	5,854	6,497
Goodwill	54,808	53,926

Total long-term assets	81,380	80,429

Total assets	$107,605	$103,430

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	March 31,	December 31,
	2011	2010
	Unaudited
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank credit and current maturities of long-term loans	$12,253	$13,170
Trade payables	12,125	10,064
Deferred revenues and customer advances	10,106	7,806
Other accounts payable and accrued expenses	6,535	7,054

Total current liabilities	41,019	38,094

LONG-TERM LIABILITIES:
Long-term loans from banks	11,091	11,526
Long-term loans from shareholders and others	964	957
Other long-term liabilities	1,185	842
Accrued severance pay	8,668	8,365

	21,908	21,690
COMMITMENTS AND CONTINGENT LIABILITIES

EQUITY:
Pointer Telocation Ltd’s shareholders' equity:
Share capital -
Ordinary shares of NIS 3 par value -
Authorized: 8,000,000 shares at March 31, 2011 and December 31, 2010; Issued and outstanding: 4,780,019 and 4,771,181 shares at March 31, 2011 and December 31, 2010, respectively	3,287	3,280
Additional paid-in capital	118,617	118,512
Accumulated other comprehensive income	3,778	3,292
Accumulated deficit	(87,831)	(88,216)

Total Pointer Telocation Ltd’s shareholders' equity	37,851	36,868

Non-controlling interest	6,827	6,778

Total equity	44,678	43,646

Total liabilities and shareholders' equity	$107,605	$103,430

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands

	Three months ended March 31,		Year ended December 31,
	2011	2010	2010
	Unaudited
Revenues:
Products	$7,844	$4,810	$25,415
Services	13,220	11,940	48,448

Total revenues	21,064	16,750	73,863

Cost of revenues:
Products	4,416	2,774	14,175
Services	8,552	7,293	31,264
Amortization of intangible assets	244	246	978

Total cost of revenues	13,212	10,313	46,417

Gross profit	7,852	6,437	27,446

Operating expenses:
Research and development	735	543	2,532
Selling and marketing	2,069	1,867	7,441
General and administrative	3,118	1,951	9,062
Amortization of intangible assets	453	452	1,774

Total operating expenses	6,375	4,813	20,809

Operating income	1,477	1,624	6,637
Financial expenses, net	398	313	1,976
Other expenses (income), net	(7)	3	21

Income before taxes on income	1,086	1,308	4,640
Taxes on income	357	507	1,524

Income after taxes on income	729	801	3,116
Equity in losses of affiliate	424	264	1,158

Net income	305	537	1,958
Less - net loss (income)attributable to non-controlling interest	80	(472)	(828)

Net income attributable to Pointer Telocation Ltd. shareholders	$385	$65	$1,130

Earnings per share attributable to Pointer Telocation Ltd's shareholders:
Basic net earnings per share	$0.08	$0.01	$0.24

Diluted net earnings per share	$0.08	$0.01	$0.22

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Three months ended March 31,		Year ended December 31,
	2011	2010	2010
	Unaudited

Cash flows from operating activities:

Net income	$305	$537	$1,958
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation, amortization and impairment	1,492	1,394	5,568
Accrued interest and exchange rate changes of debenture and long-term loans	16	7	178
Accrued severance pay, net	32	(55)	(364)
Gain from sale of property and equipment, net	(31)	(39)	(93)
Equity in losses of affiliate	424	264	1,158
Amortization of stock-based compensation	88	48	121
Decrease (increase) in restricted cash	2	-	(133)
Increase in trade receivables, net	(2,930)	(1,477)	(1,618)
Increase in other accounts receivable and prepaid expenses	(692)	(625)	(436)
Decrease (increase) in inventories	176	(639)	(1,964)
Write-off of inventories	-	-	185
Deferred income taxes	(17)	478	1,322
Decrease (increase) in long-term accounts receivable	220	(43)	(212)
Increase in trade payables	1,663	825	981
Increase (decrease) in other accounts payable and accrued expenses	1,810	2,458	(127)

Net cash provided by operating activities	2,558	3,133	6,524

Cash flows from investing activities:

Purchase of property and equipment	(1,377)	(1,137)	(4,481)
Proceeds from sale of property and equipment	165	220	641
Investment in affiliate	(543)	(210)	(1,490)

Net cash used in investing activities	(1,755)	(1,127)	(5,330)

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Three months ended March 31,		Year ended December 31,
	2011	2010	2010
	Unaudited

Cash flows from financing activities:

Proceeds from issuance of shares	23	48	5,090
Repayment of long-term loans from banks	(1,912)	(1,636)	(7,016)
Repayment of long-term loans from others	(8)	(10)	(1,122)
Receipt of long-term loans from banks, shareholders and others	1,944	-	(2,250)
Dividend paid to the non-controlling interest	-	-	57
Short-term bank credit, net	(1,789)	(451)	2,656

Net cash used in financing activities	(1,742)	(2,049)	(2,585)

Effect of exchange rate changes on cash and cash equivalents	214	(451)	415

Decrease in cash and cash equivalents	(725)	(494)	(976)
Cash and cash equivalents at the beginning of the period	2,233	3,209	3,209

Cash and cash equivalents at the end of the period	$1,508	$2,715	$2,233

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

ADDITIONAL INFORMATION

U.S. dollars in thousands

The following table reconciles the GAAP to non-GAAP operating results:

Non GAAP Net income

	Three months ended March 31,		Year ended December 31,
	2011	2010	2010
	Unaudited

GAAP Net income as reported:	$305	$537	$1,958

Amortization of intangible assets	697	698	2,752
Stock based compensation expenses	88	48	121

Non-GAAP Net income	$1,090	$1,283	$4,831

Adjusted EBITDA

	Three months ended March 31,		Year ended December 31,
	2011	2010	2010
	Unaudited

GAAP Net income as reported:	$305	$537	$1,958

One time charge attributable to efforts to expand services to Israeli insurance companies	$486	-	-
Financial expenses, net	398	313	1,976
Tax on income	357	507	1,524
Depreciation and amortization	1,492	1,394	5,568

Non-GAAP Adjusted EBITDA	$3,038	$2,751	$11,026